UBS ASSET MANAGEMENT (AMERICAS) LLC

787 Seventh Avenue

New York, New York 10019

May 23, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rule 17g-1 Fidelity Bond Filing for the following
investment companies (each a "Fund" and, collectively, the "Funds"):

A&Q Long/Short Strategies Fund LLC (File No. 811-21195)
A&Q Multi-Strategy Fund (File No. 811-22500)
A&Q Technology Fund LLC (File No. 811-21201)

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act"), please find the following information with respect to the Funds:

1.            A copy of a joint Investment Company Bond issued by Great American Insurance Company (the "Bond"), which lists the Funds as insureds, as Exhibit 99-1.

2.            A certificate of the Funds' Principal Accounting Officer and Secretary attesting to the authenticity and accuracy of resolutions adopted by the members of each Fund's Board of Directors (none of whom is an "interested person," as defined in the 1940 Act, of the Funds) which authorize the purchase of a joint bond in a form and in an amount which is consistent with Rule 17g-1 under the 1940 Act, as Exhibit 99-2.

3.            The Bond premium has been paid for the coverage period from March 17, 2025 to March 17, 2026, and the Bond is written for a $1,725,000 limit of liability. Had each Fund not been named as an insured under the Bond, each of the Funds would have provided and maintained a separate bond in an amount at least equal to the amount listed in Schedule A, attached hereto.

4.            A copy of the agreement between the Funds and all of the other named insureds relating to the Bond entered into pursuant to paragraph (f) of Rule 17g-1, as Exhibit 99-3.

Very truly yours,

UBS ASSET MANAGEMENT (AMERICAS) LLC

By:	/s/ Martin Fuchs
	Name:	Martin Fuchs
	Title:	Authorized Person

Schedule A

Fund	Single Insured Bond Coverage
A&Q Long/Short Strategies Fund LLC	$450,000
A&Q Multi-Strategy Fund	$750,000
A&Q Technology Fund LLC	$525,000